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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------
                                  SCHEDULE TO
                                 (RULE 14d-100)
                             TENDER OFFER STATEMENT
   UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                ---------------
                       ASSOCIATED MATERIALS INCORPORATED
                           (NAME OF SUBJECT COMPANY)

                                ---------------

                       ASSOCIATED MATERIALS HOLDINGS INC.

                 (FORMERLY KNOWN AS HARVEST/AMI HOLDINGS INC.)
                           HARVEST PARTNERS III, L.P.
     HARVEST PARTNERS III BETEILIGUNGSGESELLSCHAFT BURGERLICHEN RECHTS (MIT
                             HAFTUNGSBESCHRANKUNG)
                           HARVEST PARTNERS IV, L.P.
                       HARVEST PARTNERS IV GMBH & CO. KG
                            SIMON ACQUISITION CORP.
                           (NAMES OF FILING PERSONS)

                   COMMON STOCK, PAR VALUE $0.0025 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                ---------------

                                   045709102

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                ---------------

                                IRA D. KLEINMAN
                                   PRESIDENT
                       ASSOCIATED MATERIALS HOLDINGS INC.
                                280 PARK AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 599-6300
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                ---------------

                                   COPIES TO:

                              JOHN M. REISS, ESQ.
                            OLIVER C. BRAHMST, ESQ.
                                WHITE & CASE LLP
                          1155 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 819-8200

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
              TRANSACTION VALUATION*                               AMOUNT OF FILING FEE
-------------------------------------------------------------------------------------------------------
$366,601,350                                                                                 $33,727.32
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

* Based on the product of (i) $50.00 per share of Common Stock and (ii) 7,332,027, the estimated maximum number of shares of Common Stock of Associated Materials Incorporated to be received by the Purchaser in the Offer. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 92/1,000,000 of the Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11 (a)
    (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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

This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Associated Materials Holdings Inc. (formerly known as Harvest/AMI Holdings Inc.), Harvest Partners III, L.P., Harvest Partners III Beteiligungsgesellschaft Burgerlichen Rechts (mit Haftungsbeschrankung), Harvest Partners IV, L.P., Harvest Partners IV GmbH & Co. KG and Simon Acquisition Corp. to purchase all of the outstanding shares of Common Stock, par value $0.0025 per share (the "Common Stock"), of Associated Materials Incorporated (the "Company") at a price of U.S. $50.00 per share of Common Stock, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 22, 2002 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, as they may be amended and supplemented from time to time, together constitute the "Offer"). This Schedule TO is being filed on behalf of Associated Materials Holdings Inc., Harvest Partners III, L.P., Harvest Partners III Beteiligungsgesellschaft Burgerlichen Rechts (mit Haftungsbeschrankung), Harvest Partners IV, L.P., Harvest Partners IV GmbH & Co. KG and Simon Acquisition Corp.

The information in the Offer to Purchase is incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

ITEM 10.  FINANCIAL STATEMENTS.

(a) Financial information. Not applicable.

(b) Pro forma information. Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

(b) Other material information. The information set forth in the Letter of Transmittal attached hereto as Exhibit (a)(2) is incorporated herein by reference.

ITEM 12.  EXHIBITS.

EXHIBIT NO.                              DESCRIPTION
-----------                              -----------
Exhibit (a)(1)   Offer to Purchase.
Exhibit (a)(2)   Letter of Transmittal.
Exhibit (a)(3)   Notice of Guaranteed Delivery.
Exhibit (a)(4)   Guidelines for Certification of Taxpayer Identification
                 Number on Substitute Form W-9.
Exhibit (a)(5)   Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.
Exhibit (a)(6)   Form of letter to be used by brokers, dealers, commercial
                 banks, trust companies and other nominees to their clients.
Exhibit (a)(7)   Press Release dated March 17, 2002 announcing the tender
                 offer.(1)
Exhibit (a)(8)   Summary newspaper advertisement, dated March 22, 2002,
                 published in The Wall Street Journal.
Exhibit (d)(1)   Agreement and Plan of Merger dated as of March 16, 2002,
                 among Harvest/AMI Holdings Inc. (now known as Associated
                 Materials Holdings Inc.), Simon Acquisition Corp. and
                 Associated Materials Incorporated.

EXHIBIT NO.                              DESCRIPTION
-----------                              -----------
Exhibit (d)(2)   Tender and Voting Agreement dated as of March 16, 2002,
                 among Harvest/AMI Holdings Inc. (now known as Associated
                 Materials Holdings Inc.), Simon Acquisition Corp. and
                 William W. Winspear.
Exhibit (d)(3)   Confidentiality Agreement dated as of November 28, 2001,
                 between Harvest Partners, Inc. and Associated Materials
                 Incorporated.

---------------

(1) Incorporated by reference to Exhibit 99.1 to the Schedule TO-C, (filed by Harvest/AMI Holdings Inc. (now known as Associated Materials Holdings Inc.), Harvest Partners III, L.P., Harvest Partners III Beteiligungsgesellschaft Burgerlichen Rechts (mit Haftungsbeschrankung), Harvest Partners IV, L.P., Harvest Partners IV GmbH & Co. KG and Simon Acquisition Corp. on March 19, 2002.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2002

                                          ASSOCIATED MATERIALS HOLDINGS INC.
                                            (FORMERLY KNOWN AS HARVEST/AMI
                                            HOLDINGS INC.)

                                          By:
                                                   /s/ IRA D. KLEINMAN
                                          --------------------------------------
                                              Name: Ira D. Kleinman
                                              Title:   President

                                          HARVEST PARTNERS III, L.P.

                                          By: HARVEST ASSOCIATES III, LLC, its
                                            general partner

                                          By:    /s/ HARVEY P. MALLEMENT
                                          --------------------------------------
                                              Name: Harvey P. Mallement
                                              Title:   Member

                                          HARVEST PARTNERS III
                                            BETEILIGUNGSGESELLSCHAFT
                                            BURGERLICHEN RECHTS (MIT
                                            HAFTUNGSBESCHRANKUNG)

                                          By: HARVEST ASSOCIATES III, LLC, its
                                            general partner

                                          By:    /s/ HARVEY P. MALLEMENT
                                          --------------------------------------
                                              Name: Harvey P. Mallement
                                              Title:   Member

                                          HARVEST PARTNERS IV, L.P.

                                          By: HARVEST ASSOCIATES IV, LLC, its
                                            general partner

                                          By: /s/ IRA D. KLEINMAN
                                          --------------------------------------
                                              Name: Ira D. Kleinman
                                              Title: Member

                                          HARVEST PARTNERS IV GMBH & CO. KG

                                          By: HARVEST ASSOCIATES IV, LLC, its
                                            general partner

                                          By: /s/ HARVEY P. MALLEMENT
                                          --------------------------------------
                                              Name: Harvey P. Mallement
                                              Title: Member

                                          SIMON ACQUISITION CORP.

                                          By: /s/ HARVEY P. MALLEMENT
                                          --------------------------------------
                                              Name: Harvey P. Mallement
                                              Title: Treasurer and Assistant
                                          Secretary

                                 EXHIBIT INDEX

EXHIBIT NO.                              DESCRIPTION
-----------                              -----------
Exhibit (a)(1)   Offer to Purchase.
Exhibit (a)(2)   Letter of Transmittal.
Exhibit (a)(3)   Notice of Guaranteed Delivery.
Exhibit (a)(4)   Guidelines for Certification of Taxpayer Identification
                 Number on Substitute Form W-9.
Exhibit (a)(5)   Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.
Exhibit (a)(6)   Form of letter to be used by brokers, dealers, commercial
                 banks, trust companies and other nominees to their clients.
Exhibit (a)(7)   Press Release dated March 17, 2002 announcing the tender
                 offer.(1)
Exhibit (a)(8)   Summary newspaper advertisement, dated March 22, 2002,
                 published in The Wall Street Journal.
Exhibit (d)(1)   Agreement and Plan of Merger dated as of March 16, 2002,
                 among Harvest/AMI Holdings Inc. (now known as Associated
                 Materials Holdings Inc.), Simon Acquisition Corp. and
                 Associated Materials Incorporated.
Exhibit (d)(2)   Tender and Voting Agreement dated as of March 16, 2002,
                 among Harvest/AMI Holdings Inc. (now known as Associated
                 Materials Holdings Inc.), Simon Acquisition Corp. and
                 William W. Winspear.
Exhibit (d)(3)   Confidentiality Agreement dated as of November 28, 2001,
                 between Harvest Partners, Inc. and Associated Materials
                 Incorporated.

---------------

(1) Incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Harvest/AMI Holdings Inc. (now known as Associated Materials Holdings Inc.), Harvest Partners III, L.P., Harvest Partners III Beteilgungsgesellschaft Burgerlichen Rechts (mit Hoftungsbeschrankung), Harvest Partners IV, L.P., Harvest Partners IV GmbH & Co. KG and Simon Acquisition Corp. on March 19, 2002.